 Exhibit 21.1

List of Subsidiaries

Subsidiary name	Jurisdiction of Incorporation or Organization
Procera Networks AB	Sweden
Netintact, PTY	Australia
Procera Networks PTE. LTD.	Singapore
Procera Networks G.K.	Japan
Procera Networks Kelowna ULC	British Columbia
Procera Vineyard, Inc.	Nevada
Procera Networks ULC	British Columbia